Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
400 NW 26th. St.
Miami, FL 33127
https://blockchaininstitute.com/

Up to $1,070,000.00 in Non-Voting Common Stock at $0.10
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
Address: 400 NW 26th. St. , Miami, FL 33127
State of Incorporation: DE
Date Incorporated: May 14, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 100,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 10,700,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.10
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume Based

$500 — Blockchain Institute of Technology Logo Mug
https://resources.blockchaininstituteoftechnology.com/IMG_7588.jpg

$2,500 — Blockchain Institute of Technology Logo Polo
https://resources.blockchaininstituteoftechnology.com/IMG_7587.jpg

$5,000 — First two perks + Certified Blockchain Professional Courses & Certificate

$10,000 — All perks listed + 3D BIT Logo Cube and Rotating Illuminated Earth
https://resources.blockchaininstituteoftechnology.com/IMG_7604.jpg

**All perks are optional by investor & occur after the offering is completed.*

The 10% StartEngine Owners' Bonus

Blockchain Institute of Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.10/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Blockchain Institute of Technology provides third party credentialed professional training and certification on blockchain technology and cryptocurrency.

We reach and serve our target customers directly through BIT's learning management system (LMS) platform and indirectly through multiple channels and partners including leading online learning platforms, multiple social media channels, focused websites and a growing number of universities.

BIT certificates are third-party credentialed by Foundational Technologies Institute, an industry-led technology, professional credentialing organization, and are securely recorded permanently on the blockchain to avoid fraud and tampering.

BIT's generates revenues through a combination of the following product and service offerings:

1. Online course sales

2. Professional certifications

3. Continuing education subscription licenses

4. In person training and certification fees

5. Specialized study / Travel Blockchain Immersion Programs TM

6. Licensing universities and instructors teaching BIT courses

7. Customized learning solutions

8. Specialized sponsored content and research reports

9. Paid speaking engagements

10. Live educational events and conferences

Competitors and Industry

Blockchain is an exponentially growing market that could boost global GDP by USD $1.76 trillion (Source: PwC Time for Trust Report, October 2020)

The global blockchain market size is expected to grow from USD $3.0 billion in 2020 to USD $39.7 billion by 2025, at an impressive compound annual growth rate (CAGR) of 67.3% during 2020–2025 and blockchain technologies could boost the global economy USD $1.76 trillion by 2030.

In terms of individual countries which could have the highest potential GDP boost from blockchain adoption are China (USD $440 billion) and the USA (USD $407 billion). Five other countries - Germany, Japan, the UK, India, and France – are also estimated to have net benefits over USD $50 billion each.

Blockchain Institute of Technology provides third-party credentialed training and certification, combined with blockchain verified tamper-proof professional certificates. All delivered cost-effectively and at scale. Anytime. Anywhere.

Other education and certification providers deliver training and certificates that do not adapt to today's scheduling, geographic and travel restrictions, and they lack professional credentialing. Many can also be falsified as they lack security protection against fraud.

Blockchain Institute of Technology's educational offerings and certificates can be delivered anytime, and anywhere, and have been approved and credentialed by Foundational Technologies Institute, a third-party professional credentialing organization. Each certificate issued by BIT is recorded on the blockchain to assure authenticity, and can be verified independently for accuracy.

Current Stage and Roadmap

Blockchain Institute of Technology has developed and delivered corporate trainings to senior executive teams for the following companies and organizations:

· Federal National Mortgage Association (Fannie Mae)

· Ernst & Young

· The Central Bank of Curaçao & St. Maarten

· The Ministry of Economy of Mexico

There have been more than 100,000 enrollments in courses and certificate programs developed by Blockchain Institute of Technology by students in over 180 countries.

We plan on using this investment round to increase the number of available courses offered and instructors, and grow marketing efforts of the Certified Blockchain

Professional (CBCP) certification, our flagship professional certification.

The Team

Officers and Directors

Name: George Levy

George Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and CEO
  Dates of Service: May 14, 2021 - Present
  Responsibilities: Strategic and operational planning and execution. Currently, Mr. Levy does not receive a salary or compensation for his role, however, Mr. Levy is the majority shareholder and the Company plans to compensate Mr. Levy in the future.

Other business experience in the past three years:

- **Employer:** Amijoy, Inc.
  Title: President
  Dates of Service: October 01, 2016 - December 31, 2021
  Responsibilities: Strategic direction and execution for online learning and multimedia content production.

Other business experience in the past three years:

- **Employer:** Florida Blockchain Foundation
  Title: Executive Board Advisor
  Dates of Service: November 01, 2018 - May 14, 2021
  Responsibilities: Advisory role on strategy and direction for the foundation.

Other business experience in the past three years:

- **Employer:** Bitsonline
  Title: Marketing Advisor
  Dates of Service: March 01, 2017 - May 14, 2021
  Responsibilities: Provide advice on marketing strategy and execution.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Blockchain Institute of Technology, Inc. was formed on May 14, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blockchain Institute of Technology, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blockchain Institute of Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Blockchain Institute of Technology or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Blockchain Institute of Technology could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
George Levy	85,000,000	Voting Common Stock	81.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700,000 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,000,000 of shares to be issued pursant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 1,405,801 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Blank check preferred stock. Voting rights subject to designation per Board of Directors. Please see material rights below.

Material Rights

As of the effective date of the Certificate of Incorporation (please see Exhibit F of these offering materials), all Fifty Million (50,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

BLANK CHECK PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Statement of Share Rights"); and (iii) to issue from time to time in one or more such series up to 50,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

What it means to be a minority holder

As a minority stock holder of Blockchain Institute of Technology, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company has been generating sales revenue from a combination of courses and certifications both pre-recorded on-demand, and live instructor-led training sessions.

Historical results and cash flows:

The company is actively working on expanding its sales by creating and offering new courses and certifications in different in-demand subject areas, establishing and growing new strategic partnerships and launching new marketing campaigns to enroll new students as well as provide new product offerings to current students.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/2021 the company had access to $125,000 in cash and credit lines.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to scaling the growth of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the company. The company has adequate resources to continue as is, but is looking to raise capital to scale and grow the operation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, we anticipate the company will be able to operate for 9 months. This is based on an estimated monthly burn rate of approximately $14,500

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3.3 years. This is based on a current monthly burn rate of $14,500 for expenses related to SG&A, growing to $55,000 over 4 years as the company scales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Amijoy, Inc.
  Names of 20% owners: George Levy and Yvonne Levy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Blockchain Institute of Technology has an exclusive license agreement for all blockchain content from Amijoy, Inc.
  Material Terms: The content licensed includes the following courses: 1. Blockchain and Bitcoin Fundamentals 2. Cryptocurrency Fundamentals 3. Bitcoin Advanced Level Transactions 4. Blockchain Advanced Level Uses Beyond Bitcoin 5. Cryptocurrency for your Business 6. Blockchain in Supply Chain Management 7. NFT Fundamental and 8. Bitcoin: Aprenda a Usar, Recibir, Enviar, Comprar y Vender, as well as the assignment of the federal trademark Blockchain Institute of Technology and all related domain names.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. In particular, the company used a projected cash flow model. We arrived at the valuation by applying a discount to a projected cash flow model. The model was built from the bottom up using assumptions for price, mix and volume for each service sold, as well as our best conservative estimate of costs.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The company included a Category Risk Adjustment in its valuation out of an abundance of caution to reflect the broad statistical reality that startups experience high fail rates, independent of internal forecasts.

This investment is speculative, illiquid, and involves high degree of risk, including possible loss of entire investment. The Company determined its valuation internally without an independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Business expansion and growth of the CBCP certification.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  20.0%
  Expanding partnerships and sales channel

- *Research & Development*
  20.0%
  Increasing number of courses and certification options available

- *Company Employment*
  20.0%
  Staffing for sales and business development

- *Marketing*
  20.0%
  Increasing online advertising spend

- *Working Capital*
  16.5%
  Working capital cash at hand as reserve

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://blockchaininstitute.com/ (https://blockchaininstitute.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

[See attached]

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.

FINANCIAL STATEMENTS

December 31, 2021

Together with Independent Accountants' Review Report

BF Borgers CPA PC
www.bfbcpa.us

Blockchain Institute of Technology, Inc.
Index to Financial Statements

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of Blockchain Institute of Technology, Inc.

Report on the Financial Statements

We have reviewed the accompanying financial statements of Blockchain Institute of Technology, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows as of such date, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Opinion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has minimal operations at this stage. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, CO
April 20, 2022

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021
(unaudited)

		December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	111,846
Total current assets		111,846
Property and equipment, net		1,229
Total assets	$	113,075
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	7,295
Accrued liabilities		652
Related party advances		2,100
Total current liabilities		10,047
Total liabilities		10,047
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Common stock $0.0000001 par value, 150,000,000 authorized 85,000,000 issued and outstanding		9
Common stock - non-voting $0.001 par value 50000000 authorized 30000000 and 20000000 issued and outsstanding, respectively		-
Subscription receivable		-
Additional paid-in capital		92,086
Retained earnings		10,933
Total stockholders' equity		103,028
Total liabilities and stockholders' equity	$	113,075

See accompanying notes to financial statements and independent accountants' review report.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Period Ended December 31, 2021
Revenues	$60,359
Cost of Revenues	13,456
Gross Profit	46,903
Operating Expenses	
General and Administrative	28,613
Sales and Marketing	7,357
Total Operating Expenses	35,970
Net Income	$10,933

See accompanying notes to financial statements and independent accountants' review report.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Common stock		Non-Voting Common Stock		Additional Paid-	Retained	Total
	Shares	Amount	Shares	Amount	in Capital	earnings	Stockholders'
May 14, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Founder shares	85,000,000	9	-	-	-	-	9
Shares issued for cash, net of offering costs	0	-	1,405,801	-	92,086	-	92,086
Net income	-	-	-	-	-	10,933	10,933
May 14, 2021	85,000,000	$ 9	1,405,801	$ -	$ 92,086	$ 10,933	$ 103,028

See accompanying notes to financial statements and independent accountants' review report.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Period Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,933
Changes in operating assets and liabilities:	
Accounts payable	7,295
Accrued liabilities	652
Net cash provided by operating activities	18,880
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,229)
Net cash provided by (used in) investing activities	(1,229)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds (repayment) - related party advances	2,100
Proceeds from sale of common stock	92,095
Net cash provided by (used in) financing activities	94,195
Increase (decrease) in cash and cash equivalents	111,846
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 111,846
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable for founder shares	$ 9

See accompanying notes to financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Blockchain Institute of Technology, Inc. was formed on May 14, 2021 ("Inception") in the State of Delaware. The financial statements of Blockchain Institute of Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Blockchain Institute of Technology, Inc. (BIT) delivers third party credentialed blockchain and cryptocurrency professional education and certification.

Management's Plans
We will rely heavily on financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through raising debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes in technology, demand for our products and services, a drop in valuation of the cryptocurrency market, changes in government regulations, or inability to obtain updated content for our educational courses. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from delivering third party credentialed blockchain and cryptocurrency professional education and certification. In applying the guidance of Accounting Standards Codification ("ASC") 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

In June 2021, the Company entered into a licensing agreement for educational course content and related intellectual property with an entity owned by the Company's majority shareholder. The term of the license is five (5) years and one (1) additional three (3) year period automatically renewed if termination notice is not provided by either party. The annual license fee is $1.

NOTE 4 – STOCKHOLDERS' EQUITY

Capital Stock
The Company authorized 100,000,000 shares of voting common stock, 50,000,000 shares of non-voting common stock, and 50,000,000 of Preferred stock, all $0.0000001 par value.

Upon Inception, the Company granted 85,000,000 shares of voting common stock to its founders.

During 2021, the Company sold shares for cash under a Regulation Crowdfunding raise. As of December 31, 2021, the Company sold 1,405,801 shares of non-voting common stock for net proceeds of $92,095

In June 2021, our Board of Directors adopted the Blockchain Institute of Technology Inc. 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the grant of equity awards to employees, and consultants. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2021 Plan. The 2021 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

NOTE 5 – SUBSEQUENT EVENTS

Through the date of these financial statements, we have sold an additional 552,869 shares of non-voting common stock under our Regulation Crowdfunding financing. The aggregate raise prior to platform and other fees is $51,753.

The Company has evaluated subsequent events that occurred after December 31, 2021 through July 22, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet, other than those described above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Blockchain Institute of Technology

Changing the World, One Blockchain at a Time


BLOCKCHAIN® INSTITUTE OF TECHNOLOGY
Changing the World... One Blockchain at a Time.®
Closing in 3 days

Website | Miami, FL | TECHNOLOGY

The Blockchain Institute of Technology provides high quality, credentialed education and certification in blockchain technology cost effectively and at scale. Our mission is to empower the full potential of blockchain by expanding access to professional training in the technology.

$326,620 raised

862 Investors	$10M Valuation
$0.10 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- The global blockchain market is predicted to grow from $3 billion in 2020 to $39.7 billion in 2025, but there is a lack of resources for certified education in the technology.
- The Blockchain Institute of Technology has received a federal trademark for education services and certification to train and provide verified certificates in blockchain technology.
- We already have more than 100,000 enrollments from over 180 countries in courses and certificate programs developed by BIT.

THE PROBLEM

Growing Demand for Credentialed Blockchain Experts

In 2020, blockchain was the #1 job skill sought out by employers, but there are only a limited number of professional, credentialed education and professional certification options to help train talent in this highly demanded area. In 2021, the need for training blockchain professionals is becoming even more necessary as blockchain and cryptocurrency startups received more funding in Q1 2021 than in all of 2020, and employers are actively hiring tech workers in the hottest job market since the dot com era.


There is a gap between the need for blockchain experts and the resources to become one...

Rewards

Get rewarded for investing more into Blockchain Institute of Technology:

$100+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
First Tier
$500 — Blockchain Institute of Technology Logo Mug
https://resources.blockchaininstituteoftechnology.com/IMG_7588.jpg

$2,500+
Investment
Second Tier
$2,500 — Blockchain Institute of Technology Logo Polo
https://resources.blockchaininstituteoftechnology.com/IMG_7587.jpg

$5,000+
Investment
Third Tier
$5,000 — First two perks + Certified Blockchain Professional Courses & Certificate

$10,000+
Investment
Fourth Tier
$10,000 — All perks listed + 3D BIT Logo Cube and Rotating Illuminated Earth
https://resources.blockchaininstituteoftechnology.com/IMG_7604.jpg

This shortage of talent skilled in blockchain and cryptocurrencies is having a negative impact on businesses looking to capitalize on the opportunities presented by these fast-growing markets.


...Which means many companies are being left in the dust of the blockchain and crypto revolutions.

THE MARKET

Supporting an Explosive Market with Massive Global Impact

The global blockchain market size is expected to grow from $3 billion in 2020 to $39.7 billion by 2025, at an impressive compound annual growth rate (CAGR) of 67.3%.


67.3%
CAGR
$39.7B
Global
Blockchain
Market
$3B
2020
2025

By 2030, it is predicted that blockchain technologies could boost the global economy by up to $1.76 trillion.


Biggest Beneficiaries, Top 3 Sectors:
Public Administration
Education
Healthcare
Broader Benefits for:
• Business services
• Communications and media
Will Benefit from Blockchain to Engage Customers and Meet Demand for Provenance and Traceability:
• Wholesalers
• Retailers
• Manufacturers
• Construction Services

THE SOLUTION

Fully Credentialed Blockchain and Cryptocurrency Education and Certification

We address the needs of our customers by developing and offering customized training and professional certification solutions in blockchain, Bitcoin and cryptocurrency that combine the following elements:

1. Scalable, effective **online courses and training** delivered anytime and anywhere.
2. **Hybrid online/offline training**, certification and content options that can be customized to fit the needs and schedule of any organization.
3. **Professional certification examinations** with accompanying third party credentialed certificates with a holographic, counterfeit-proof seal, recorded, and third-party verified on a blockchain to avoid fraud and tampering.

By leveraging these elements, BIT is able to deliver fully credentialed blockchain and cryptocurrency professional education and certification at scale, while prioritizing **quality, time, and budget** for our customers.


Time
Budget
Quality
CERTIFIED

Anytime, Anywhere

Unlike many other education and certification providers, BIT's educational offerings and digital certificates can be delivered over the Internet anytime, anywhere.



In addition, each certificate issued by BIT is recorded on the blockchain to assure authenticity, and can be verified independently for accuracy. All certifications and educational materials have been reviewed and are approved and credentialed by Foundational Technologies Institute, a third-party professional credentialing organization.

Enthusiastic, Growing Customer Base

There have already been more than **100,000 enrollments** in courses and certificate programs developed by Blockchain Institute of Technology by students in over 180 countries.

In addition, we have developed and delivered corporate trainings to senior executive teams for the following companies and organizations:

- Federal National Mortgage Association (Fannie Mae)
- Ernst & Young
- The Central Bank of Curaçao & St. Maarten
- The Ministry of Economy of Mexico


BIT can help boost the global economy by enabling more businesses to use blockchain technology.
BIT
100,000
Enrollments
180
Countries

WHY INVEST

Empowering the Full Potential of Blockchain

At BIT, we have witnessed first-hand the power of the $3 billion blockchain market. Businesses need to incorporate blockchain and train their staff in these technologies in order to remain relevant.


The future is blockchain, but many companies don't know how to get on board.

We believe our product stands ahead of the market, with a first mover advantage. We have a proven scalable business model and an advanced third-party credentialing system to provide BIT's blockchain verified professional certificates.

We hope you'll join us as we help train and certify the skilled workforce needed for the current blockchain and cryptocurrency global business transformation.


Join BIT and our vision to make becoming a blockchain expert easy, so no company gets left behind the blockchain revolution.

Meet Our Team



George Levy

Chairman and CEO

George Levy is a bestselling instructor and speaker focused on blockchain, Bitcoin and cryptocurrency. He has taught over 100,000 students in more than 180 countries, with clients ranging from senior level executive teams at the Federal National Mortgage Association (Fannie Mae), and Ernst & Young, to the Ministry of Economy in Mexico, The Central Bank of Curaçao and Sint Maarten and others. As a blockchain and cryptocurrency expert speaker, he has been featured at numerous leading events the world over including highly specialized events such as Supply Chain 2.0, Miami Crypto EXP in Miami, Florida and the d10e Conference on Decentralization in Tel Aviv, Israel. Prior to Blockchain Institute of Technology, George was a Co-Founding Team Member of Yupi.com, an Internet start-up acquired by Microsoft Corporation; Regional Partner Development for Microsoft Corporation and a Vice President for World Business Forum (WOBI).



Mike Winston

Founding Advisor

Mike Winston, CFA, age 42, began his career with Credit Suisse First Boston and later spent five years as a portfolio manager co-running $1B at one of the largest investment funds in the world, Millennium Partners. After leaving Millennium, Mr. Winston created the Sutton View group of companies, dedicated to forming investment partnerships on behalf of institutional and qualified investors. He has appeared on CNBC, been recognized for excellence in investing by Institutional Investor Magazine and has been quoted in the Wall Street Journal. Mr. Winston received an MBA in Finance and Real Estate from Columbia Business School in 2005, and a BA in Economics from Cornell University in 1999. Mr. Winston is a CFA Charter Holder, a board member of Blockchain Israel, and a member of the Economic Club of New York.



George Murnane

Founding Advisor

George Murnane is CEO of Jet Token, Inc. a leading private aviation firm that is currently developing blockchain technology for aviation use. Previously, Mr. Murnane held a number of aviation-related senior positions in management and operations (CEO / COO / CFO) at ImperialJet Europe and VistaJet (European business jet charter companies), Mesa Air Group (a US regional airline operating under contract for Delta Air Lines, United Airlines and US Airways), International Airline Support Group (a US aviation services company) and the US investment bank Merrill Lynch. He earned his Master's in Business Administration (with Distinction) from The Wharton School and a Bachelor of Arts in Economics from the University of Pennsylvania. Mr. Murnane is also a US licensed Certified Public Accountant and a pilot with commercial, instrument and multi-engine ratings.



Miguel Amigot II

Advisor

Miguel Amigot II serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in technology solutions for online learning.

Miguel is a learning technologies executive, and serves as Chief Technology Officer for IBL Education, an AI Data-Driven, Open Source, Social Learning Platform. Miguel earned degrees in Computer Science and Electrical Engineering from NYU.



Marcelo Burbano

Advisor

Marcelo Burbano serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in the education sector, learning systems and growth strategy.

Marcelo Burbano is a Managing Partner at PRISMAPAR, a regional M&A and Venture firm founded 19 years ago in Brazil and with a presence in 7 countries in Latin America, US and Spain. Marcelo is also the co-founder of ARUKAY, a co-curricular learning system focused on computational thinking and coding. As of January 2021, ARUKAY had served 100,000 students in 300 schools across Latin America. Since 2000, Marcelo has held various positions in investment banking, strategic consulting, and corporations. Before joining Prismapar, Marcelo led the effort for Latin America of The Parthenon Group, one of the most recognized education strategy consulting firms based in Boston, USA. Marcelo began his career at Deutsche Bank ´s M&A group in New York and also worked with Violy McCausland. Marcelo obtained his engineering degree from the Universidad de los Andes and a bachelor degree from The Wharton School (UPENN). He also obtained an MBA from the Harvard Business School.



Scott Fargo

Advisor

Scott Fargo serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in blockchain, cryptocurrency and cybersecurity development and execution topics.

Scott has 30 years of experience in IT, including cybersecurity, networking and data management. He is Founder of Bitsonline, a leading publication focused on blockchain and cryptocurrency, and a subject matter expert on decentralized finance (DeFi), cryptocurrency mining and tokenization.



Sam Rauch

Advisor

Sam Rauch serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in blockchain architecture and software development.

Sam is a Certified Blockchain Professional (CBCP) and AWS Solutions Architect with 20+ years of IT experience developing emerging technologies solutions. He is the Founder and CEO of SSR Technologies, a blockchain solutions software development firm and creator of SchoolChain a decentralized document issuance and verification platform.

Offering Summary

Company	BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
Corporate Address	400 NW 26th. St. , Miami, FL 33127
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	100,000
Maximum Number of Shares Offered	10,700,000
Price per Share	$0.10
Pre-Money Valuation	$10,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume Based

$500 — Blockchain Institute of Technology Logo Mug
https://resources.blockchaininstituteoftechnology.com/IMG_7588.jpg

$2,500 — Blockchain Institute of Technology Logo Polo
https://resources.blockchaininstituteoftechnology.com/IMG_7587.jpg

$5,000 — First two perks + Certified Blockchain Professional Courses & Certificate

$10,000 — All perks listed + 3D BIT Logo Cube and Rotating Illuminated Earth
https://resources.blockchaininstituteoftechnology.com/IMG_7604.jpg

**All perks are optional by investor & occur after the offering is completed.*

The 10% StartEngine Owners' Bonus

Blockchain Institute of Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.10/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Over $300K USD Raised by Blockchain Institute of Technology! Thank you for all your support!

8 days ago



Thank You For Your Support!
BIT
BLOCKCHAIN ® INSTITUTE OF TECHNOLOGY
Has Raised Over $300K USD

Bitcoin 2022 and Miami NFT Week Are Taking Place in Miami This Week and BIT Is in on All the Action

13 days ago

This week, all eyes in the blockchain and cryptocurrency space are focused on Miami, Florida where the Bitcoin 2022 Conference is taking place, as well as Miami NFT Week. With Blockchain Institute of Technology located in Miami, all this action presents additional networking and business expanding opportunities for BIT.

In this video, George Levy, CEO of BIT details how we are leveraging all this action and our participation in this week's Miami Cryptocurrency Task Force meeting, a government task force focused on expanding the usage of Bitcoin, cryptocurrency and blockchain use in the city.



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More Than 145,000 Students Enrolled Worldwide From More Than 190 Countries!

21 days ago

In this latest update recorded at BIT Studios, our CEO George Levy provide an update on recent developments including the launch of a new course called "The Basics of Bitcoin, Cryptocurrency and NFTs" which has been bringing in thousands of new enrollments to BIT. This course has been designed to reach a wider audience segment who are entering the world of Bitcoin, Cryptocurrency and NFTs for the first time with the help of Blockchain Institute of Technology.


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Blockchain Institute of Technology in the News (Benzinga)

28 days ago



Image Credit: Julien Tromeur on Unsplash.

"The metaverse is coming.

That is the resolute opinion of some of the brightest minds in tech and finance. **Goldman Sachs Group Inc.** recently predicted the industry would one day be worth a staggering $8 trillion. This announcement comes after **Morgan Stanley** made a similar prediction last year.

Mark Zuckerberg has gone all-in on the concept, rebranding Facebook as **Meta Platforms Inc.,** attempting to usher in a future many believe may look eerily similar to the seemingly prescient *Ready Player One*...

Blockchain Institute of Technology Inc. (BIT), a credentialed professional training program, believes it can help individuals looking for a career in the metaverse do just that. There have been more than 100,000 enrollments from over 180 countries in courses and certificate programs developed by Blockchain Institute of Technology, and their courses are aimed at providing high-quality technical training in all things blockchain in an efficient and cost-effective manner – perfect for busy lives and schedules." - Full Text

Click Here to Invest

Trillions of Dollars are being invested into Blockchain Technology Fueling the Growth and Need for Trained and Certified Talent in the Blockchain Workforce

about 1 month ago

As trillions of dollars are invested into blockchain technology related companies, and the use of blockchain and cryptocurrencies continue to grow, and impact a wide range of industries - the need for talent professionally trained and certified in blockchain and cryptocurrency becomes ever more important.

At Blockchain Institute of Technology, we continue to add thousands of new enrollments on a monthly bases into courses and certifications we have developed, and we are seeing a massive increase in the use and growth of blockchain across many industries, going well beyond cryptocurrency.

With all this expansion, there is a fast growing, global need for blockchain trained and certified talent, and BIT is addressing this need efficiently, globally and at scale.

BIT BLOCKCHAIN® INSTITUTE OF TECHNOLOGY

Please find below five recently published quotes on multi-trillion dollar investments, growth and the need for employees and talent for the blockchain and cryptocurrency industries:

- "Growing Investments to Support Blockchain Technology Market Growth, reaching US$ 3.2 Trillion" - Full Text

- "Blockchain Market to Reach USD 163.83 Billion by 2029; Digitalization in Various Sectors to Propel Growth" - Full Text

- "Blockchain in Global Telecoms Markets, Forecast to 2026 - Increasing Acceptance of Blockchain Technology for Payments and Smart Contracts. The global industry is projected to grow from $143.6 million in 2021 to $1.03 billion by 2026, witnessing a CAGR of 48.5%" -- Full Text

- "Global Blockchain Supply Chain Market Expected to Grow at a CAGR of 81.7% Between 2022 and 2027" - Full Text

- "The blockchain and cryptocurrency industries have been around for over 10 years, but they're still considered early in the grand scheme of things, candidates looking to take the leap have literally thousands of jobs to choose from... The boom seems to be here for the foreseeable future... The hottest trends and short-term growth opportunities are working with nonfungible tokens (NFTs), gaming and anything related to the metaverse."
\- Full Text

We invite you to learn more about Blockchain Institute of Technology, and to invest and join us as we help train and certify the skilled workforce needed for the blockchain and cryptocurrency global business transformation currently taking place.

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More than $275K USD Raised! Thank you for all your support!

about 1 month ago


Thank You For Your Support!
BIT
BLOCKCHAIN ®
INSTITUTE OF
TECHNOLOGY
Has Raised Over
$275K USD

Click Here to Invest

A Look at Metaverse Fundamentals. Yet Another Bestselling Course - Thank You!

about 1 month ago

We are very excited and proud to announce that our recently released course "Metaverse Fundamentals: Blockchain, Cryptocurrency and NFTs" has become a bestseller!

In this update, we invite you to take a look at the promotional video for the course and to see some of the reasons why it is a bestseller.


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BIT Enters the Metaverse and Producing Even More Courses!

about 2 months ago

In this latest update recorded at BIT Studios, our CEO George Levy provide an update including the launch of a new course called "Metaverse Fundamentals" focused on the Metaverse. The metaverse is estimated to be an $8 Trillion opportunity according to Goldman Sachs.


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More than $250K USD Raised! Thank you for all your support!

2 months ago


Thank You For Your Support!
BIT
BLOCKCHAIN ®
INSTITUTE OF
TECHNOLOGY
Has Raised Over
$250K USD

Click Here to Invest

BIT Delivers Another Bestselling Blockchain Course

2 months ago

As announced, planned and on schedule, BIT has completed production and published a new course called "Blockchain Programming Fundamentals: Ethereum and Solidity". This new course is intended for students who wish to become blockchain developers and in the few weeks since launch, has already become one of the best selling courses BIT has ever published.

In this latest update, we describe further the launch of Blockchain Programming Fundamentals as well as an additional course which is nearing completion, and other strategic steps that BIT is executing.


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David S. 22 INVESTMENTS 5 months ago Pinned by Company
I invested in this because it is needed so very much as blockchain is the future and there isn't much out there for training. So this should be a great institute for everything that eventually will be done on the blockchain. Heck, it's starting now the timing of this is excellent!
2 View 1 reply

Troy W. SE OWNER 26 INVESTMENTS 7 months ago Pinned by Company
If they can pull this off it will be a game-changer. The role for my job is digital transformation and I was looking for degrees and certifications to enhance my skill set. There really isn't much out there. I chose a 9-month Digital Transformation program at MIT which is a good start. Technology is moving so fast that regulators and education can't keep up. I like the idea and a multi-year roadmap on how this is going to get accomplished would be insightful. Best of luck on the journey since this will be mainstream BAU in 5-10 years.
0 View 1 reply

Patrick H. 14 INVESTMENTS 3 days ago
Hello,

Will the campaign be extended? I noticed my funds have been approved but not invested which is normally a sign a company may extend the campaign. Thank you!
0

santisouk s. 1 INVESTMENT 4 days ago
This can be the next big thing !
0

Mark G. 10 INVESTMENTS 7 days ago
I have invested and excited to see where BIT can help blockchain become more mainstream with the training offered. What's your status on answering questions here? I have some questions which relate or expand on several that have gone unanswered for the past several months. Are you still answering questions?
0 View 1 reply

Tal C. SE OWNER 8 INVESTMENTS 2 months ago
Hello I had the following questions:
How many students are currently enrolled with you?
What was your revenue for 2021?
What is your Revenue Goal for 2022?
Do you have any upcoming courses, programs, degrees, nanodegrees, etc?
6 View 1 reply

n/a n. 10 INVESTMENTS 2 months ago
Blockchain coming to a stock exchange near you.
0 View 1 reply

Patrick H. 14 INVESTMENTS 2 months ago
If you think blockchain training isn't important just read this: https://www.foxbusiness.com/markets/new-york-nyse-parent-company-cryptocurrency-blockchain-digital-trading
1 View 1 reply

William T. SE OWNER 17 INVESTMENTS 3 months ago
With most of the courses costing on average around 150 dollars and over 140,000 sold going into this year, would it be fair to assume the company has brought in around 20mm or more in revenue? I'm a little confused as to why more financial info isn't being provided to potential investors.
2 View 1 reply

JASON L. 1 INVESTMENT 3 months ago
If the team can rapidly clobber the market share for this type of service, being early and fast and ever evergreen evolving ... this investment idea has merit....
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On January 3rd, 2009, the first block on the Bitcoin blockchain was mined and it changed the world. In 2021, blockchain technology not only powers the cryptocurrency market, but it is also transforming our global supply chains, as well as the financial, entertainment and healthcare industries, just to name a few.

According to PWC, blockchain has the potential to boost the global economy by $1.76 trillion by the year 2030. The problem that we're trying to solve at Blockchain Institute of Technology is that while the use of blockchain is growing exponentially, there's a mass shortage of blockchain trained talent in the workforce. A recent global blockchain survey by Deloitte showed that 53% of executives see blockchain as a top five strategic opportunity. But at the same time, they list a lack of in-house blockchain technology capabilities as a top 10 challenge. This can have a major negative impact on businesses worldwide, as there are thousands of jobs worldwide currently sitting unfilled as organizations are struggling to find people that actually know about blockchain that they can hire for the positions required. Basically, there's just not enough people trained in the blockchain job skills required to perform the jobs that are needed.

To address the growing need for professional training and certifying the global blockchain workforce, we created the Blockchain Institute of Technology. We deliver third-party credentialed blockchain and cryptocurrency professional education and certification cost efficiently and at scale, anytime, anywhere. We have had more than 100,000 enrollments in courses and certifications developed by the Blockchain Institute of Technology from over 180 countries. And we've trained senior executive teams from leading organizations, including Ernst and Young, Fannie Mae, The Central Bank of Curacao and Sint Maarten, and the Ministry of Economy of Mexico, among others.

Blockchain Institute of Technology courses and certification materials are evaluated and third-party credentialed. Each certificate issued by BIT is recorded on the blockchain and is available for independent verification by employers and partners. Our courses feature interactive blockchain demo platforms and multiple opportunities to work with blockchain technology across a wide range of platforms, including Bitcoin, Ethereum, and Hyperledger, among others, as well as interacting with different types of cryptocurrencies and digital tokens, including NFTs. BIT physical certificates feature a holographic counterfeit proof seal with a unique blockchain verification ID to prevent tampering and to further eliminate the possibility of resume fraud.

Global organizations and their workforce need to adapt to a fast changing blockchain world. And as a new generation of entrepreneurs use blockchain to create the businesses of tomorrow, Blockchain Institute of Technology seeks to become the global primary choice for education and certification on blockchain and cryptocurrency related topics. Investing in Blockchain Institute of Technology is investing in tomorrow's workforce, ensuring that the people that are needed to fill the required jobs will have access to blockchain and cryptocurrency skills our world needs. We believe the world is changing, one blockchain at a time. And if we use this technology properly, we're bound to make the world a better place for everyone.

Join us as we change the world, one blockchain at a time.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF MAY, A.D. 2021, AT 4:18 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5920398 8100
SR# 20211797384

Authentication: 203227943
Date: 05-18-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:18 PM 05/14/2021
FILED 04:18 PM 05/14/2021
SR 20211797384 - File Number 5920398

CERTIFICATE OF INCORPORATION

OF

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

FIRST: The name of the Corporation is Blockchain Institute of Technology Inc. (the "**Corporation**").

SECOND: The address of its registered office in the state of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware (the "**DGCL**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Two Hundred Million (200,000,000), consisting of (i) One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $0.0001 per share ("**Common Stock**"); and (ii) Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

A. COMMON STOCK. The Common Stock consists of One Hundred Million (100,000,000) shares of voting Common Stock ("**Voting Common Stock**") and Fifty Million (50,000,000) shares of non-voting Common Stock ("**Non-Voting Common Stock**").

1. VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Voting Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

(b) Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. NON-VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Non-Voting Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

(b) Voting. The holders of the Non-Voting Common Stock are not entitled to vote except as required by law, in which case the Non-Voting Common Stock are entitled to one vote for each share of Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Certificate of Designation"); and (iii) to issue from time to time one or more such series of Preferred Stock authorized under the Certificate of Designation, as the same may be amended or restated from time to time.

FIFTH: In furtherance and not in limitation of the powers conferred by the state of Delaware:

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "**Board**"). The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of directors need be by written ballot unless the Bylaws shall so provide.

2. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

3. Meetings of stockholders may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) at such place within or without the state of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

SIXTH: Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Any amendment, repeal or modification of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

SEVENTH: To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the

Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

NINTH: The name and the mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
George Levy	9081 Emerson Ave Surfside, FL 33154-3213

TENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or this Certificate or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article ELEVENTH shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

[*Remainder of Page is Intentionally Left Blank; Signature Page Follows*]

THE UNDERSIGNED, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the state of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 14th day of May 2021.

DocuSigned by:
George Levy
0392807717F3485...

George Levy
Sole Incorporator